July 31, 2007
VIA EDGAR
Michele M. Anderson
Legal Branch Chief
U.S. Securities and Exchange Commission
Mail Stop 3720
100 F Street, NE
Washington, DC 20549

Re:	IMH Secured Loan Fund, LLC Registration Statement on Form 10 Filed April 30, 2007 File No. 0-52611
Dear Ms. Anderson:
     This letter responds to the Staff’s comments, as set forth in the Staff’s letter dated May 30, 2007, on the IMH Secured Loan Fund, LLC (the “Company”) Registration Statement on Form 10, File No. 0-52611, which was filed on April 30, 2007 (the “Registration Statement”). The Company is filing herewith Amendment No. 1 to the Registration Statement. For your convenience, we have repeated your comments in our letter.
General
     Staff Comment:
     1. We note your disclosure on page five of your Form 10 that you “obtain funding ... from the sale of limited liability company member interests to accredited investors in a continuous private placement that is exempt from registration under the Securities Act.” We further note the disclosure on page 21 that you have offered units for sale pursuant to Rule 506 and on page 38 that you offer and sell securities in reliance upon the exemptions from registration provided by Section 4(2) and Regulation D of the Securities Act as they relate to sales “not involving any public offering.”
     Please provide us with a detailed legal analysis as to the manner by which the company may claim exemption from registration for this “continuous” private placement. Additionally, please see our comment below, under the section “Recent Sales of Unregistered Securities.”

Michele M. Anderson
Legal Branch Chief
U.S. Securities and Exchange Commission
July 31, 2007

     We note the following factors, which we believe should be addressed in any analysis provided (but are not necessarily the only ones dispositive to a determination):
•	The Fund’s units were held by 500 or more persons of record as far back as January 2006, and the number of potential purchasers offered such units is presumably greater than the number of those eventual purchasers.

•	Offers and sales have been made by a network of 23 licensed broker-dealers and their respective registered representatives.
     Company Response:
     The Company believes that the offering (the “Offering”) of units (“Units”) is exempt from the registration requirements in the Securities Act of 1933, as amended (the “Securities Act”), under Rule 506 under the Securities Act (“Rule 506”).
     Section 5 of the Securities Act prohibits the sale of any security unless a registration statement is in effect as to such security, and a prospectus meeting the conditions of Section 10 of the Securities Act is delivered in connection with the sale of such security. Section 4(2) of the Securities Act exempts from the registration statement and prospectus requirements any “transactions by an issuer not involving any public offering.”
     Rule 506, which is a safe harbor for complying with Section 4(2) of the Securities Act, provides that sales made in accordance with Rule 506 shall be deemed to be “not involving any public offering,” as the phrase is embodied within Section 4(2) of the Securities Act.
     The principal elements of 506 include:
•	No offers or sales are made by general advertising or general solicitation;

•	Sales are made to no more than 35 purchasers, excluding accredited investors; and

•	If there are purchasers who are not an accredited investor, they must be sophisticated and be provided information equivalent to that of a registration statement.
I. Units are offered and sold only to accredited investors.
     In order for an offering to be made in compliance with Rule 506, there can be no more, or the issuer must reasonably believe there are no more, than 35 purchasers, excluding accredited investors. Stated differently, there is no limit on the number of purchasers (or offerees) in a Rule 506 offering, as long as the purchasers are all accredited, or the issuer reasonably believes they are accredited.

Michele M. Anderson
Legal Branch Chief
U.S. Securities and Exchange Commission
July 31, 2007

     The Company believes that it has taken substantial precautions to ensure that each purchaser of Units (a “Member”) is an accredited investor at the time of the Member’s purchase of Units. At a minimum, it believes these steps constitute sufficient diligence to establish a reasonable belief that each Member was an accredited investor at the time of the Member’s purchase of Units.
     These steps include the following key items:
•	each prospective investor is required in its subscription agreement to provide extensive and detailed representations and warranties regarding the investor’s status as an accredited investor; indeed the subscription agreement provides that if an investor chooses to reinvest amounts payable on his, her or its units, the reinvestment gives rise to a new representation on this issue;

•	the form of private placement memorandum includes a detailed suitability section, which includes graphic disclosure to the effect that Units can be purchased only by accredited investors;

•	Investors Holdings Mortgage, Inc., the Company’s manager (“IMH”), performs an evaluation of the overall subscription package prior to a prospective investor’s admission as a Member to ensure that it is complete, and that in particular the investor has affirmatively represented that he, she or it is an accredited investor; and

•	the provisions of IMH’s selling agreement obligate each broker-dealer and its registered representatives to sell Units only to accredited investors.
     A copy of the Company’s form of subscription agreement is included as Exhibit 4.2 to the Registration Statement, and a copy of the form of selling agreement is included as Exhibit A to this letter.
II. The Company does not engage in general solicitation or advertising
     Rule 502 prohibits, among other things, issuers and their representatives from engaging in any form of general solicitation or advertising. Neither the Company nor IMH engage in any advertising, general or directed, regarding the sale of Units. Further, the Company advises the Commission that it does not engage in any general solicitation, as that phrase has been interpreted by the Staff.
     In a conversation with the Staff, a representative asked the Company to comment on a reference to the Company’s form of subscription agreement in a third-party website. The website is a central repository of selected documents for broker-dealers. The Company has no affiliation with that third party and did not provide it with the form. The form is now only available on a password protected basis to broker-dealers who have a paid subscription fee to and are approved by the website host. The Company does not believe that this reference by the website host constitutes general advertising or solicitation.

Michele M. Anderson
Legal Branch Chief
U.S. Securities and Exchange Commission
July 31, 2007

     In Comment No. 1, the Staff asked the Company to address its large number of offerees (over 6,000 as of April 30, 2007) and purchasers (over 1,900 as of April 30, 2007), as well as IMH’s network of broker-dealers (21 active at April 30, 2007). [For a summary of quarterly Unit activity, please see Item 10 of the Registration Statement, as amended. Please also see Exhibit B to this letter for the same summary, broken down by sales resulting from broker-dealers and internal efforts.]
     Although the Company understands the Staff’s concern regarding the number of purchasers and offerees, Rule 506 places no limits on the number of purchasers in an offering, as long as they are all accredited investors (or all but 35). Further, Regulation D, which was promulgated in part to resolve ambiguity surrounding former Rule 146, clarified that there is no express limit on the number of offerees if all such offerees are accredited and no form of general solicitation or general advertising is used.
     To this end, we note that a brief review of other Form 10 filings reveals a number of registrants that have acquired substantial investor bases via private placements, as follows.

Registrant	Date of Initial Filing	Reported Holders
Atlas America Series 27-2006 L.P.	April 30, 2007	1,359
Millennium Ethanol, LLC	April 30, 2007	950
Smith Barney Tidewater Futures Fund L.P.	April 30, 2007	749
Smith Barney Warrington Fund L.P.	April 30, 2007	1,741
Ridgewood Energy U Fund, LLC	April 26, 2007	929
Ridgewood Energy T Fund, LLC	April 25, 2007	1,658
Ridgewood Energy S Fund, LLC	April 24, 2007	1,300
Red Trail Energy, LLC	June 6, 2006	792
Rockies Region Private L.P.	May 1, 2006	952
Atlas America Series 26-2005 L.P.	April 28, 2006	579	(1)
Goldman Sachs Hedge Fund Partners II, LLC	May 2, 2005	788
Atlas America Series 25-2004(A) L.P.	April 29, 2005	635
Atlas America Series 25-2004(B) L.P.	April 29, 2004	634
Goldman Sachs Hedge Fund Partners, LLC	April 29, 2004	675

(1)	Information regarding the number of offerees is not available for each company. However, Atlas America Series 26-2005 L.P. disclosed to the Staff during a review of the Registration Statement on Form 10 that it had made offers to 4,252 offerees through a network of 71 broker-dealers.

Michele M. Anderson
Legal Branch Chief
U.S. Securities and Exchange Commission
July 31, 2007

     In addition, we believe Staff interpretations are noteworthy on this issue. In one situation, for example, the Staff had no objection to the general partner of a proposed new partnership offering interests to 330 investors from prior partnership offerings. Woodtrails-Seattle, Ltd., SEC Interpretive Letter, available at 1982 SEC No-Act. LEXIS 2662 (August 9, 1982) (“Woodtrails”). Nor did the Staff comment on the number of proposed offerees where a company proposed to offer securities to 600 persons who were existing clients of an officer of a company who was an insurance broker. Mineral Lands Research & Marketing Corporation, available at 1985 SEC No-Act. 2811 (December 4, 1985) (“Mineral Lands”).
     In terms of the Staff’s comment about the use of broker-dealers, we do note that, while broker-dealers are certainly used in public underwritings, they are often the preferred intermediary in private offerings as well. Indeed, the Commission’s Rule 144A is premised on a broker-dealer acting as principal in a private placement that is sold through to select institutional investors.
     The Staff no-action letters cited above suggest that, in terms of the number of offerees, purchasers and broker-dealers, the relevant inquiry in respect of Rule 506 should be whether the issuer engaged in a general or private solicitation of offerees, and whether, assuming offerees were privately solicited, the relevant party (the Company or its agents, IMH or a broker-dealer, as the case may be), had a pre-existing substantive relationship with the prospective offerees. See, e.g., Woodtrails; Mineral Lands; E.F. Hutton & Co., SEC No-Action Letter, available at 1985 SEC No-Act. LEXIS 2917 (December 3, 1985) (“E.F. Hutton”); Bateman Eichler, Hill Richards, Incorporation, SEC No-Action Letter, available at 1985 SEC No-Act. LEXIS 2918 (December 3, 1985); Royce Exchange Fund, Quest Advisory Corp., SEC No-Action Letter, available at 1996 SEC No-Act. LEXIS 706 (August 28, 1996).
     In E.F. Hutton, the Staff stated that a “substantive” relationship would be established if sufficient information was obtained “to evaluate the prospective offerees’ sophistication and financial circumstances.” With regard to the “pre-existing” nature of this relationship, the Staff in E.F. Hutton stated that, even if some form of general solicitation produced the relationship, sales could be completed to investors so identified if “sufficient time between establishment of the relationship and an offer [had passed] so that the offer is not considered made by general solicitation.”
     With respect to investors solicited by the Company, it hereby represents to the Commission that IMH, as its agent, had a sufficient pre-existing relationship to each offeree to believe that the investment would be suitable (i.e., the investor was accredited and met other relevant suitability requirements). Further, in each case suitability was verified by representations made by the investor in the Company’s subscription agreement.
     With respect to investors identified by broker-dealers, the Company notes that IMH’s selling agreements on behalf of the Company limit solicitation to persons that they have reason

Michele M. Anderson
Legal Branch Chief
U.S. Securities and Exchange Commission
July 31, 2007

to believe are accredited investors. The Company further believes that the Staff’s position on pre-existing relationships is sufficiently well established in the brokerage community that it can reasonably rely on their compliance with this element of Rule 506, both as a matter of industry practice as well as pursuant to the provisions of the selling agreements, which expressly require that the brokers comply with law, including Rule 506, in their offer and sale of units. Further, in connection with this comment, the Company has received written certifications from approximately 80% of the broker-dealers that have sold Units to the effect that they complied with law in the sale of Units, including that they had a pre-existing relationship to offerees of Units, all of whom were accredited.
     In summary, then, the Company believes, and certifies, that it has complied with the requirements of Rule 506. In this regard, the Company has taken measures to ensure that its investors are accredited. Further, the Company does not engage (nor condone anyone else who may engage) in any general advertising or solicitation relating to the sale of Units.
Preliminary Statement Regarding Forward-Looking Statements
     Staff Comment:
     2. We note your reference to the safe harbor provisions for forward-looking statements. Section 27A(b)(2)(D) of the Securities Act of 1933 and Section 21E(b)(2)(D) of the Securities Exchange Act of 1934 expressly state that the safe harbor for forward-looking statements does not apply to statements made by an issuer in connection with an initial public offering, which includes your filing of this registration statement on Form 10. Please delete any references to the safe harbor or make clear that the safe harbor does not apply to you.
     Company Response:
     The Company revised the Registration Statement to clarify that the safe harbor provisions for forward-looking statement contained in Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) do not apply to statements made in the Registration Statement.
Business, page l
     Staff Comment:
    3. We note the disclosure contained throughout your business section with respect to a comparison between the Fund’s business activities and “traditional lenders.” For example:
•	“We believe there is a significant market opportunity to make mortgage loans to owners and developers of real property whose financing needs are not met by traditional lenders. Commercial banks and other lenders are subject to

Michele M. Anderson
Legal Branch Chief
U.S. Securities and Exchange Commission
July 31, 2007

underwriting procedures which are, at least in part, mandated by regulatory authorities.” (page two)

•	“We have established a market niche as a non-conventional real estate lender by offering expedited loan processing, which generally provides quick loan approval and funding of a loan.” (page two)

•	“...as a non-conventional lender, we are more willing to invest in mortgage loans to borrowers that may not qualify under bank regulatory or other underwriting guidelines.” (page 5)
     We also note the following statement contained on the company’s website at http://www.mortgageholdings.com/borrowers/: “We are free of the repressive regulations and redundancies that hinder a bank’s loan approval process.” However, we equally note the following statement on page 10 of the registration statement: “Our operations are conducted by IMH. IMH’s operations as a mortgage broker are subject to regulation by federal, state and local laws and governmental authorities.”
     Please provide more detail on this aspect of the Fund’s business strategy. We note the general discussion in the first and second full paragraphs on page three indicating that IMH’s underwriting standards focus principally on the value of the real estate which will serve as the collateral for the Fund’s loans, however we believe it would be useful for investors to understand with more precision how “the underwriting standards and procedures used by IMH may be different from conventional lenders.”
     Precisely what makes them “more flexible,” as you describe? If you aim to assert that traditional lenders must adhere to underwriting procedures mandated by regulations which do not apply to you, please explain why such regulations do not apply. Is the Fund the only lender operating in this area, as might be suggested by your description of “a market niche” that you assert IMH has established? If it is, please discuss the relevant barriers to entry. If it is not, please discuss the competition faced from other “non-traditional” lenders under the heading “Competition” on page 11.
     Company Response:
     Banks and other similar entities (such as savings and loans) are traditional lenders. Neither IMH nor the Company is a bank. Numerous practical differences exist between banks and the Company, including, among others, that banks are subject to oversight from numerous federal agencies, including, without limitation, the Office of the Comptroller of the Currency, the Board of Governors of the Federal Reserve System, and the Federal Deposit Insurance Corporation. The laws with which banks must comply, the regulations promulgated under such laws, and the agencies that enforce

Michele M. Anderson
Legal Branch Chief
U.S. Securities and Exchange Commission
July 31, 2007

the laws and regulations impose requirements on banks regarding capital ratios, lending practices, loan concentrations, appraisals and other matters, none of which apply to either IMH or the Company.
     IMH is a mortgage broker licensed by the State of Arizona and mortgage brokers, like any licensed profession, are subject to governmental regulation. Generally speaking, these regulations prohibit false or deceptive lending practices and contain other procedural requirements for the loan process (e.g., regulation of escrow procedures), and at times impose confidentiality obligations regarding borrower information. However, mortgage broker regulation does not generally mandate underwriting or capital exposure guidelines or requirements similar to those imposed on banks. The Company revised the Registration Statement to affirmatively so state.
     The Staff inquired why IMH and the Company are able to utilize more flexible underwriting standards than banks. As discussed above, neither IMH nor the Company is a bank and neither is subject to the restrictions of bank laws or regulations or the oversight of the agencies that enforce such laws and regulations. Accordingly, the Company is able to be more flexible in funding loans than traditional bank lenders.
     The Company has also revised the Registration Statement to consolidate or conform duplicative disclosures regarding the restrictions encountered by more traditional lenders. The Company believes that such revisions may help reduce or eliminate investor confusion regarding what the Company believes to be one of its competitive advantages.
     The Staff inquired whether the Company is the only lender operating “in this area.” As disclosed in the “Competition” section of the Registration Statement, the “industry in which the Fund operates is serviced primarily by conventional mortgage lenders and loan investors, which include commercial banks, insurance companies, mortgage brokers, pension funds, and private and other institutional lenders.” The sentence following the passage quoted above states that there “are also a small number of non-conventional lenders that are similar to us.” Later, the Company provides the following disclosure: “We have established a market niche as a non-conventional real estate lender by offering expedited loan processing, which generally provides quick loan approval and funding of a loan. In that sense, our most direct competitors are the other providers of non-conventional real estate loans, that is, lenders who offer short-term, equity based loans on an expedited basis for higher fees and rates than those charged by conventional lenders.” The Company replaced the phrase “have established a” with “operate in” to clarify that other lenders similar to the Company exist. The Company respectfully believes the disclosures in the Registration Statement, as revised, describe the Company’s competition accurately and in all material respects.

Michele M. Anderson
Legal Branch Chief
U.S. Securities and Exchange Commission
July 31, 2007

     Staff Comment:
     4. In connection with the preceding comment, we note your statement on page three that “the Fund does not invest in the so-called ‘subprime’ market” as it “seeks to invest in creditworthy borrowers with established records as core operators.”
     To the extent not already addressed by your response to the preceding comment, please clarify this statement in light of the fact that you disclose the Fund charges both interest rates and other fees at rates 2% – 5% higher than conventional lenders. In light of your statements on pages five and 34 that the Fund is “more willing to invest in mortgage loans to borrowers that may not qualify under bank regulatory or other underwriting guidelines,” and “we believe that this rate and fee structure is appropriate for the risk we take and the service IMH provides,” it would appear that the business strategy and higher rates charged by the Fund are very similar to those associated with the “subprime” market.
     Company Response:
     The Company respectfully directs the Staff’s attention to the second and third sentences under the fourth bullet point in the “Strategy” section in the description of our business, which provide as follows:
•	“The subprime market is characterized by residential loans to retail consumers at increased rates, which is necessary to offset the increased credit risk.”

•	“The Fund, on the other hand, seeks to invest in creditworthy borrowers with established records as core operators.”
     To strengthen the contrast between the Company, which invests in creditworthy borrowers, and the subprime market, which is characterized by investments in retail borrowers that are less creditworthy, the Company revised the above quoted bullet to read as follows: “ Fund our loans to creditworthy borrowers. The Fund does not invest in the so-called ‘subprime’ market. The subprime market is characterized by residential loans to retail consumers that are of questionable creditworthiness at increased rates, which is necessary to offset the increased credit risk. The Fund, on the other hand, does not make loans to retail consumers and seeks to invest in creditworthy business operators with established records as core operators.”
     In addition, the Company revised the paragraph immediately following the bullet points under the “Strategy” section to clarify that the Company is able to lend at increased rates because the projects on which the Company lends money carry increased risk over projects that regulated lenders are able to qualify under the regulated lenders’ underwriting guidelines, rather than because of borrower risk. The Company respectfully submits that these changes should sufficiently distinguish the Company’s operations from those of subprime lenders.

Michele M. Anderson
Legal Branch Chief
U.S. Securities and Exchange Commission
July 31, 2007

     Staff Comment:
     5. Clearly state at the forefront of this section that you engage in both the origination of short-term mortgage loans as well as the purchase and sale of loans or a portion of loans from affiliates and third parties. Provide quantified disclosure of the portion of your business attributable to each activity.
     Company Response:
     The Company purchases or sells loans, or portions thereof, to and from IMH and third parties only to create short-term liquidity to fund new loans or to temporarily reduce portfolio risk, and the Company performs these activities on an infrequent basis. During the years ended December 31, 2006, the Company generated proceeds of $25,052,289 and $5,750,000 from the sale of whole loans and participations, respectively, and repurchased $16,491,178 and $5,211,309, respectively. For the year ended December 31, 2005, the Company sold participations totaling $4,600,000 and repurchased participations totaling $200,920. No whole loans were sold or repurchased during the year ended December 31, 2005, and no loans were sold, participated, or repurchased during the year ended December 31, 2004. For the three months ended March 31, 2007, the Company generated proceeds of $3,100,000 and $35,265,477 from the sale of whole loans and participations to third parties, respectively, and repurchased participations totaling $25,956,174 during this period.
     In addition, during the years ended December 31, 2006 and 2005, the Company received $12,879,501 and $7,965,000 in short-term borrowings from its Manager and repaid $8,430,000 and $7,965,000 of these amounts, respectively. During the first three months of 2007, the Company received $4,102,140 million in proceeds from the Manager from the sale of whole loans and participations to the Manager and did not make any repurchases during the same period.
     The Company respectfully submits that describing these activities at the forefront of the Registration Statement may give undue weight to the importance or frequency of these activities, thereby misleading investors. The Company revised the Registration Statement, however, on pages 8 and 9 to clarify that the Company engages in these activities infrequently and for limited purposes, and on page 26 to disclose the dollar values of loans sold and participated.
     Staff Comment:
     6. Address the extent to which IMH has experience managing other entities that originate or invest in mortgage loans or otherwise provides services to other investment funds similar to those provided here. Indicate whether it managed an entity that was also a public reporting company.

Michele M. Anderson
Legal Branch Chief
U.S. Securities and Exchange Commission
July 31, 2007

     Company Response:
     The Company revised the Registration Statement on page 1 to clarify that, as of April 30, 2007, IMH has not managed and was not managing any other private or public funds similar to the Company.
     Staff Comment:
     7. Please consider disclosing the address of your website. See Item 101(e)(3) of Regulation S-K.
     Company Response:
     The Fund does not have a website. However, the Company revised the Registration Statement on page 1 to disclose the website of IMH.
     Staff Comment:
     8. We note the discussion on page two that you seek to focus on funding loans in the $10 — $50 million range; however, the selected financial data on page 20 appears to indicate that the average loan principal balance was only $519 thousand in FY2004, $2.27 million in FY2005 and $5.88 million in FY2006. Please clarify on page two.
     Company Response:
     The Company revised the Registration Statement on page 2 to clarify that the Company has in the past funded loans for less than $10 million and may do so in the future when IMH deems it advantageous, but that the Company’s ideal target market is for loans is currently between $10 — $50 million.
     Staff Comment:
     9. We note the statements contained on pages two and three with respect to losses in the real estate markets being caused by speculative builders and that “[b]y focusing on...privately-held borrowers with established reputations as core operators, the Fund is able to deploy its capital to projects with a greater chance of economic success, which reduces the rate of default on our loans and increases our returns.” Please provide the basis for your assertion that by focusing on privately-held borrowers there is a greater chance for economic success. Also revise to qualify this statement by explaining that you cannot provide any assurance that you will achieve economic success.

Michele M. Anderson
Legal Branch Chief
U.S. Securities and Exchange Commission
July 31, 2007

     Company Response:
     The statement quoted by the Staff is based on the experience and expertise of the executive officers of IMH. Accordingly, the Company revised the Registration Statement on pages 2 and 3 to clarify that the statement is an opinion rather than a statement of fact. In addition, the Company revised the Registration Statement on page 3 to qualify the statement quoted by the Staff to explain that the Company cannot provide any assurance that it will achieve economic success.
     Staff Comment:
     10. We note the following statements on page 11: “During January 2006, banks and other regulated lenders were strongly admonished by regulators for investing too heavily in real estate. As a result, the competitive pressure on our business from those regulated lenders has decreased.” Please provide the factual basis for such statements.
     Company Response:
     The statement quoted by the Staff is derived from joint guidance issued by the Office of the Comptroller of the Currency, the Board of Governors of the Federal Reserve System, and the Federal Deposit Insurance Corporation, the final version of which was published in The Federal Register on December 14, 2006. See 71 Fed. Reg. 75294 (Dec. 14, 2006). The Company revised the Registration Statement on page 11 to indicate the factual basis for the statement.
     Staff Comment:
     11. Regarding your disclosure under “Sale of Mortgage Investments” on page nine, expand to describe the specific criteria that IMH will evaluate when determining whether selling or participating your loans is in your “best interests.” Clarify whether these are the same factors that IMH will consider when determining whether to cause the Fund to purchase or participate in loans from affiliates or third parties, and, if not, then similarly revise to describe the criteria that IMH will consider in the related discussions under “Purchase of Mortgage Loans from Affiliates or Third Parties” and “Participation” on page eight. Specifically address the circumstances in which IMH may consider it in the Fund’s “best interest” to sell to or purchase from IMH.
     Company Response:
     Please see the response to Comment No. 5 above. The Company revised the Registration Statement on pages 8 and 9 to remove the ambiguous reference to “best interests” and to clarify the reasons that the Company will sell or participate loans, and on page 26 to disclose the dollar values of loans sold and participated.

Michele M. Anderson
Legal Branch Chief
U.S. Securities and Exchange Commission
July 31, 2007

     Staff Comment:
     12. Under “Regulation” on page 10, you state that you intend to conduct your business so that you are not an “investment company” within the meaning of the Investment Company Act of 1940. We also note your disclosure on page one that you are in the business of “investing” in short-term commercial mortgage loans. Provide us with your analysis of why you do not believe you will be an “investment company” within the meaning of Section 3(a) of the Investment Company Act of 1940.
     Company Response:
     Section 3(a) of the Investment Company Act of 1940 (the “Investment Company Act”) defines an “investment company” as any issuer that (a) is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting, or trading in securities; (b) is engaged or proposes to engage in the business of issuing face-amount certificates of the installment type, or has been engaged in such business and has any such certificate outstanding; or (c) is engaged or proposes to engage in the business of investing, reinvesting, owning, holding, or trading in securities, and owns or proposes to acquire investment securities having a value exceeding 40 percentum of the value of such issuer’s total assets (exclusive of Government securities and cash items) on an unconsolidated basis.
     Section 3(c)(5) of the Investment Company Act excludes from the definition of an “investment company” issuers that are not engaged in the business of issuing redeemable securities, face-amount certificates of the installment type or periodic payment plan certificates, and that are primarily engaged in, among other things, purchasing or otherwise acquiring mortgages and other liens on and interests in real estate (the “Real Estate Exemption”). The Company believes it is not an “investment company” because it satisfies the requirements of the Real Estate Exemption.
     A. The Company is not engaged in the business of issuing prohibited securities.
     To satisfy the requirements of the Real Estate Exemption, an issuer cannot be engaged in the business of issuing (1) redeemable securities, (2) face-amount certificates of the installment type or (3) periodic payment plan certificates. As an initial matter, because the Company is not obligated to pay a stated or determinable sum to its Members, and because the Company’s Members are not making periodic or installment payments for their Units in the Company, the Company is not engaged in the business of issuing face-amount certificates of the installment type or periodic payment plan certificates. See Sections 2(a)(15) and (27) of the Investment Company Act.
     The term “redeemable security” is defined in Section 2(a)(32) of the Investment Company Act to mean any security (other than short-term paper) that gives its holder the right to

Michele M. Anderson
Legal Branch Chief
U.S. Securities and Exchange Commission
July 31, 2007

receive, upon tender to the issuer or the issuer’s agent, the holder’s approximate share of the issuer’s current net assets or the cash equivalent.
     The Company has not issued any redeemable securities, is not issuing any redeemable securities in connection with the Offering and will not issue any redeemable securities for so long as it relies on the Real Estate Exemption. Although under certain circumstances Members can have their Units redeemed by the Company, this right is limited because the redemptions are subject to substantial restrictions. Notably, in order to have Units redeemed (1) a Member must have held the Units for at least 60 days, (2) a redemption payment will be made only to the extent the Company has cash available, and in the judgment of IMH the redemption would not impair the liquidity or operation of the Company, (3) all requests for withdrawal are on a “first-come, first-served” basis and if the amount needed to fund withdrawals in any particular month exceeds the amount of cash available for withdrawals, funds will be distributed to the Members in the order in which their requests were received; (4) if a redemption would cause a Member’s capital account to fall below $10,000 due to any withdrawal payment, the Company has the option to distribute all remaining amounts in a Member’s capital account to the Member and cancel the Member’s remaining Units; (5) the total amount withdrawn by all Members during any fiscal year may not exceed 10% of the amount of capital accounts of all the Members (unless IMH determines a distribution in excess of 10% will not have an adverse effect on the Company or its Members); (6) the Company is not required to sell any portion of its assets to fund a withdrawal; and (7) redemption payments will only be made once a month.
     The Company believes the aforementioned restrictions on the ability of the Company’s Members to have their Units redeemed are sufficiently stringent such that the Company is not engaged in the business of issuing redeemable securities. See generally, Robert H. Rosenblum, Section of Business Law, American Bar Association, Investment Company Determination under the 1940 Act, Exemptions and Exceptions, § 15.2 (2003).
B.	The Company is primarily engaged in purchasing or otherwise acquiring mortgages and other liens on and interest in real estate.
     The Staff has provided guidance through the no-action letter process on the extent to which companies are engaged primarily in the business of “purchasing or otherwise acquiring mortgages and other liens on and interests in real estate” for purposes of Section 3(c)(5)(C) of the Investment Company Act. In these no-action letters, the Staff has stated that it would regard an issuer as being engaged primarily in the business of purchasing or otherwise acquiring mortgages and other liens on and interests in real estate, within the meaning of Section 3(c)(5)(C) of the Investment Company Act, if (1) at least 55% of the value of the issuer’s assets consists of real estate interests (“Qualifying Assets”), (2) at least 80% of the value of the issuer’s assets consists of investments in (a) Qualifying Assets plus (b) other assets that are not Qualifying Assets but are real estate-related assets and (3) no more than 20% of the value of the issuer’s assets consists of assets other than Qualifying Assets and real estate-related assets.

Michele M. Anderson
Legal Branch Chief
U.S. Securities and Exchange Commission
July 31, 2007

     The Staff has indicated that it would regard as Qualifying Assets mortgage loans that are fully secured by real property. See Statement of the Commission as to the Application of the Federal Securities Laws to Real Estate Investment Trusts, 72 Fed. Reg. 12178 (Nov. 18, 1960). In addition, the Staff has granted no-action relief to permit a participation interest in a mortgage loan fully secured by real property to be considered a Qualifying Asset, if the holder of the participation interest controls the right to foreclose on the mortgage loan in the event of a default. See, e.g., California Dentists’ Guild Real Estate Mortgage Fund II, SEC No-Action Letter, available at 1990 SEC No-Act. LEXIS 39 (January 4, 1990).
     The Company invests approximately 95% to 97% of its cash in short-term mortgage loans that are secured by first deeds of trust or mortgages, and retains approximately 3% to 5% in bank accounts or highly liquid money market funds as a working capital reserve. All of the loans funded by the Company are secured by the underlying real estate. If the Company participates a loan with a third-party, as disclosed on page 8 of the Registration Statement, the Company seeks to be the lead lender in the participation, which, among other things, provides the Company with the ability to foreclose on the loan in the event of a default. Since its inception, the Company has been the lead lender on all but two loans, as to which neither party was identified as the lead lender. Accordingly, the Company believes it is primarily engaged in purchasing or otherwise acquiring mortgages and other liens on and interest in real estate.
     The Company is not engaged in the business of issuing redeemable securities, face-amount certificates of the installment type or periodic payment plan certificates, and is primarily engaged in purchasing or otherwise acquiring mortgages and other liens on and interests in real estate. Therefore, the Company believes it satisfies the Real Estate Exemption under the Investment Company Act.
     The Company believes this position is consistent with market practice, and that other similar companies and REITs take a similar interpretive position. See, e.g., Point Center Mortgage Fund I, LLC; United Development Funding III, L.P.; Anworth Mortgage Asset Corporation.
Risk Factors, page 12
     Staff Comment:
     13. Please revise your risk factor subheadings and discussions to concisely state the specific material risk each risk factor presents to your company or investors and the consequences should that risk materialize. We note that the vast majority of your subheadings are simply statements about the company or possibility of future events. See, for example, “Units lack liquidity and marketability” and “We arc dependent on key personnel of IMH.” You should revise your subheadings and discussions so that they adequately describe the specific risk resulting from the stated fact.

Michele M. Anderson
Legal Branch Chief
U.S. Securities and Exchange Commission
July 31, 2007

     Company Response:
     The Company revised the “Risk Factors” section of the Registration Statement in response to the Staff’s comment to concisely state the specific material risk each risk factor presents to the Company or its Members and the consequences should that risk materialize.
     Staff Comment:
     14. Include a risk factor that discusses any risk associated with your new responsibilities, expenses and so on, related to becoming a public company, or tell us in your response letter why you believe such a risk factor is not necessary.
     Company Response:
     The Company added two risk factors to page 13 of the “Risk Factors” section of the Registration Statement to discuss risks associated with the Company’s new responsibilities as a publicly-reporting company.
     Staff Comment:
     15. Disclose the rate of defaults and foreclosures that you have experienced during the last three fiscal years under “Defaults on our mortgage loans will decrease our revenue and distributions” on page 13.
     Company Response:
     As of December 31, 2006, the Company had not declared an event of defaults on any of its loans and had not foreclosed on any properties. As of March 31, 2007, however, four borrowers were in default on loans with outstanding principal balances totaling $15,457,663 and the Company has commenced foreclosure proceedings on the related loans. The Company revised the Registration Statement on page 13 to disclose this information.
     Staff Comment:
     16. Revise the risk factor entitled “IMH will face conflicts of interest concerning the allocation of its personnel’s time” on page 16 to disclose the approximate amount of its time that IMH currently spends on the Fund’s business and whether it has any plans to decrease that amount given its plans to engage in other activities, including acquiring a mortgage loan portfolio of its own. Your revisions should also clarify the extent to which IMH already engages in other business activities.

Michele M. Anderson
Legal Branch Chief
U.S. Securities and Exchange Commission
July 31, 2007

     Company Response:
     IMH is currently able to devote substantially all of its time managing Company business. IMH does not have any definitive plans to engage in other activities, although it is constantly evaluating opportunities and may, at any time, develop a portfolio of its own or become involved in additional business opportunities, including management of other funds. The Company revised the Registration Statement on page 16 to provide the aforementioned information.
     Staff Comment:
     17. Under “Electing large partnership status requires consistency on Member’s returns” on page 18, clarify what you mean by reporting a tax item “inconsistently.” Provide an illustrative example if necessary.
     Company Response:
     The Company determined that the statement was extraneous, and revised the Registration Statement to eliminate the risk factor quoted by the Staff.
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 21
     Staff Comment:
     18. The Commission’s Interpretive Release No. 33-8350, “Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations,” located on our website at http://www.sec.gov/rules/interp/33-8350.htm, suggests that companies identify and disclose known trends, events, demands, commitments and uncertainties that are reasonably likely to have a material effect on financial condition or operating performance.
     Please consider expanding your discussion of any known trends or uncertainties that could materially affect the Fund’s results of operations in the future, including any trends management considers meaningful for investors in understanding the company’s prospects for the future. For example, address the reasons why the Fund’s annualized rate of return to members actually decreased in FY2006 (from 12.12% to 11.89%) while IMH’s management fees, which are in addition to the other fees paid directly to IMH by borrowers, increased approximately 259% during the same period (from $166,000 in FY2005 to $430,000 in FY2006). As another example, address what changes you expect as a result of becoming a public company. Further, please clarify your reference to “interest expense on loan participations sold” in the section entitled “Liquidity and Capital Resources” and provide a discussion explaining the trends and uncertainties surrounding such expense. Additionally, please address the reasons why IMH and the Fund have in the past and may in the future sell each other “all or part of loans” at

Michele M. Anderson
Legal Branch Chief
U.S. Securities and Exchange Commission
July 31, 2007

par to create short term liquidity. Discuss and explain the statement “to the extent that we extend a loan, we do not generate liquidity.”
     Company Response:
     The Company revised the Registration Statement on page 27 in response to the Staff’s comment to disclose known trends, events, demands, commitments and uncertainties that are reasonably likely to have a material effect on financial condition or operating performance.
     With respect to the Staff’s comment about why the Company’s annualized return to members decreased by 23 basis points in fiscal year 2006 when the gross dollars paid in management fees increased during the same period, we respectfully direct the Staff to the disclosure on page 21 of the Registration Statement that explains that the “increase is ... directly related to the increase in the size of the Fund’s portfolio.” In addition, as disclosed on page 27 of the Registration Statement, the “slight decline of 23 basis points... is a result of the 33 basis point decrease... in our yield on the fixed rate loan portfolio generally attributable to an improvement in the creditworthiness or our borrowers.” The Company revised the Registration Statement on page 21 to clarify that the definition of “Earning Asset Base,” the metric upon which the fee is calculated, is defined as mortgage loan investments held by the Company and property acquired through foreclosure and upon which income is being accrued under generally accepted accounting principles. Accordingly, the larger the loan portfolio under management, the larger the fee.
     With respect to the Staff’s comment about why loan extensions do not create liquidity, the Company revised the Registration Statement on page 27 to clarify that loan extension fees, if any, inure to the benefit of IMH and not the Company.
     With respect to the Staff’s comments concerning liquidity, please see the response to Comment No. 5 and related revisions to page 26 of the Registration Statement.

Michele M. Anderson
Legal Branch Chief
U.S. Securities and Exchange Commission
July 31, 2007

Results of Operations, page 21
     Staff Comment:
     19. Provide quantified disclosure of the amount of your overhead and operating expenses that IMH has paid during the last three fiscal years.
     Company Response:
     Based on management estimates, during the years ended December 31, 2006, 2005 and 2004, the Manager incurred Company-related expenses of approximately $11,195,000 (origination-related expenses of $4,413,000 and operations expense of $6,782,000), $6,232,000 (origination-related expenses of $2,830,000 and operations expense of $3,402,000), $2,599,000 (origination-related expenses of $1,166,000 and operations expense of $1,433,000), respectively.
     The Company revised the Registration Statement on page 21 in response to the Staff’s comment to quantify the amount of the Company’s overhead and operating expenses that IMH has paid during the last three fiscal years.
     Staff Comment:
     20. Disclose the definition of “Earning Asset Base of the Fund” and assist readers in understanding how the amount of management fees payable to IMH is determined.
     Company Response:
     The Company revised the Registration Statement on page 21 in response to the Staff’s comment to disclose the definition of “Earning Asset Base” of the Fund, which will provide readers better means to understand the fee calculation.
Changes in Portfolio Profile, page 22
     Staff Comment:
     21. Please disclose in each of the tables on pages 22, 23, and 24, the number of loans outstanding as at December 31, 2006 and 2005 for each category and interest range presented.
     Company Response:
     The Company revised the Registration Statement in response to the Staff’s comment to disclose the number of loans outstanding as at December 31, 2006 and 2005 for each category and interest range presented.

Michele M. Anderson
Legal Branch Chief
U.S. Securities and Exchange Commission
July 31, 2007

     Staff Comment:
     22. We note in Note 7 on page F-16 that for the loans originated on behalf of the fund, the Manager receives all revenue from loan originations and processing fees paid by the borrower. Please disclose this information in the MD&A together with the legal basis or reasons why the Fund does not receive all revenue from loan originations and processing fees paid by the borrower. Also, expand disclosure in Note 7 to indicate the legal basis for such arrangements.
     Company Response:
     The Company revised the Registration Statement on pages 21 and F-16 to disclose that IMH receives all revenue from loan origination and processing fees paid by the borrowers and that the legal basis for this occurrence is set forth in Article 14 of the Company’s Operating Agreement.
Mortgage Loans, Participations and Loan Sales, page 26
     Staff Comment:
     23. Rather than use the generic phrase “from time to time,” provide quantitative disclosure of the extent to which IMH had caused you to sell or repurchase loans. Separately disclose the amount of loans sold to or purchased from IMH.
     Company Response:
     Please see the response to Comment No. 5 and related revisions to page 26 of the Registration Statement.

Michele M. Anderson
Legal Branch Chief
U.S. Securities and Exchange Commission
July 31, 2007

Liquidity and Capital Resources, page 27
     Staff Comment:
     24. Please revise to address liquidity on both a short-term and a long-term basis. Clarify whether the Fund will have sufficient cash and other financial resources to fund operations and meet its obligations for the next twelve months and beyond.
     Company Response:
     Based on historical experience, including the Company’s experience with defaults, foreclosures and extensions on loans, we believe the Company has sufficient liquidity to meet its funding obligations for the next twelve months and beyond. As of December 31, 2006, the Company had executed “Commitment to Fund” letters totaling $101.3 million. To meet this and other obligations, at December 31, 2006 the Company had $12.2 million in cash and maturing loans in the first six months of 2007 totaling $145.5 million. As of March 31, 2007, the Company had executed “Commitment to Fund” letters totaling $69.8 million, and had $27.3 million in cash and maturing loans in the second and third quarters of 2007 totaling $150.6 million.
     The Company revised the Registration Statement on page 29 in response to the Staff’s comment to include this information.
Critical Accounting Policies
Use of Estimates, page 30
     Staff Comment:
     25. Describe in more detail the methodology management uses to evaluate the collectibility of loans. Discuss the significant estimates and assumptions used in your evaluation and the impact on these on your evaluation.
     Company Response:
     Losses may occur from investing in real estate loans. When losses occur, the amount of any specific loss will vary because the loan portfolio is affected by changing economic conditions and the financial condition of borrowers.
     Evaluating the collectibility of a real estate loan is a matter of judgment. On a quarterly basis, our Manager evaluates our real estate loan portfolio for impairment, which includes a review of all loans on which full collectibility may not be reasonably assured. The fact that a loan may be temporarily past due does not result in a presumption that the loan is impaired.

Michele M. Anderson
Legal Branch Chief
U.S. Securities and Exchange Commission
July 31, 2007

Rather, all relevant circumstances are considered by our Manager to determine impairment and the need for specific allowances. During the portfolio evaluation, our Manager considers the following matters, among others:

•	estimated net realizable value of any underlying collateral in relation to the loan amounts;

•	the borrowers’ financial condition and any adverse factors that may affect their ability to pay;

•	prevailing economic conditions;

•	historical experience;

•	evaluation of industry trends; and

•	nature of collateral and volume of the loan portfolio.
     Based upon this evaluation, a determination is made as to whether the allowance for loan losses is required and if so, whether it is adequate to cover any potential losses. Additions to the allowance for loan losses are charged to the provision for loan losses. Recoveries of previously charged off amounts are credited to the allowance for loan losses.
     As of December 31, 2006, and 2005, management has not deemed it necessary to provide a valuation allowance for loan losses. As of March 31, 2007, our Manager has determined that neither a general nor specific allowance for loan losses is necessary. At March 31, 2007, one loan with a principal balance of $2.3 million was non-performing (more than 90 days past due on interest payments totaling approximately $25 thousand). Additionally, three loans with principal balances totaling $13.2 million have passed their maturity date. Our Manager has evaluated these loans and concluded that the underlying collateral is sufficient to protect us against any loss of principal or interest. Our Manager will continue to evaluate these and other loans in order to determine if an allowance for loan losses is required in future periods.
     The Company revised the Registration Statement on pages 30 and F-8 in response to the Staff’s comment to describe in more detail the methodology management uses to evaluate the collectibility of loans.
Quantitative and Qualitative Disclosures About Market Risk, page 31
     Staff Comment:
     26. Please revise your disclosure to provide quantitative information for interest rate risks, if applicable, in one of the three suggested disclosure alternatives in Item 305(a)(i)(A)(1), (2) and (3) of Regulation S-K. Please provide in a table a sensitivity analysis that quantifies the net financial impact of changes in the interest rate on the Fund’s interest rate sensitivity assets and liabilities and commitments as at December 31, 2006.

Michele M. Anderson
Legal Branch Chief
U.S. Securities and Exchange Commission
July 31, 2007

     Company Response:
     The Company revised the Registration Statement on page 31 in response to the Staff’s comment to provide in a table a sensitivity analysis that quantifies the net financial impact of changes in the interest rate on the Fund’s interest rate sensitivity assets and liabilities and commitments as of December 31, 2006 and as of March 31, 2007.
Directors and Executive Officers, page 32
     Staff Comment:
     27. In light of the fact that the Fund has no executive officers or other employees, advise us how you intend to comply with the requirements of Section 302 of the Sarbanes-Oxley Act (that the required certifications are to be made by the “principal executive and principal financial officers, or persons performing similar functions”) and Section 906 of the Sarbanes-Oxley Act (that the required certifications are to be made by the “chief executive officer and chief financial officer (or equivalent thereof)”) in future periodic reports.
     Company Response:
     Section 302 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) provides that, for each company filing periodic reports under Section 13(a) or 15(d) of the Exchange Act, the “principal executive officer or officers and the principal financial officer or officers, or persons performing similar functions,” provide certain certifications in each annual and quarterly report filed with the Securities and Exchange Commission (the “Commission”). Rules 13a-14(a) and 15d-14(a) under the Exchange Act similarly provide that the Section 302 certification can be provided a “principal executive and principal financial officer of the issuer, or persons performing similar functions.”
     Section 906 of the Sarbanes-Oxley Act amended 18 U.S.C. §1350 to provide that each periodic report containing financial statements filed by an issuer with the Commission pursuant to Section 13(a) or 15(d) of the Exchange Act must be accompanied by a written statement by the “chief executive officer and chief financial officer (or equivalent thereof) of the issuer.” Rules 13a-14(b) and 15d-14(b) contain similar language.
     As the Staff mentions, the Company does not have any officers or employees. However, Shane Albers, Chief Executive Officer of IMH, performs, and his successor, if any, will perform, functions similar to and is or will be the equivalent of the Company’s principal executive officer. Accordingly, to the extent required, Mr. Albers or his successor will provide the certifications required to be given by the principal executive officer by Sections 302 and 906 of the Sarbanes-Oxley Act in his capacity as Chief Executive Officer of IMH.

Michele M. Anderson
Legal Branch Chief
U.S. Securities and Exchange Commission
July 31, 2007

     In addition, Steven Darak, Chief Financial Officer of IMH, performs, and his successor, if any, will perform, functions similar to and is or will be the equivalent of the Company’s principal financial officer. Accordingly, to the extent required, Mr. Darak or his successor will provide the certifications required to be given by the principal financial officer by Sections 302 and 906 of the Sarbanes-Oxley Act in his capacity as Chief Financial Officer of IMH.
Executive Compensation, page 34
     Staff Comment:
     28. Disclose what percentage of IMH’s executive officers’ total time spent working for IMH is spent working for the Fund. We may have further comment upon review of your response.
     Company Response:
     The Company revised the Registration Statement on page 34 to disclose that as of the date of the Registration Statement, IMH devoted substantially all of its time to the Company. However, IMH may at any time develop a portfolio of its own or become involved in additional business opportunities in the future.
     Staff Comment:
     29. Clearly indicate whether any fees or expenses payable to IMH are subject to any cap. Where you disclose there to be ceilings on certain categories of fees or expenses, please disclose whether such fees or expenses may be recovered by reclassifying them under a different category.
     Company Response:
     The Company revised the Registration Statement on page 34 to clarify that none of the fees or expenses payable to IMH are subject to any cap.
Certain Relationships and Related Transactions, page 35
Conflicts of Interest, page 35
     Staff Comment:
     30. We note the number of affiliated entities involved in the business operations of the Fund. An organizational chart showing the relationship between all affiliates should be placed in the forefront of the registration statement in order to facilitate investor understanding of the relationships among such entities.

Michele M. Anderson
Legal Branch Chief
U.S. Securities and Exchange Commission
July 31, 2007

     Company Response:
     IMH is the manager of the Company, and Investors Mortgage Holdings California, Inc., is IMH’s only subsidiary. As of the date of the Registration Statement, there were no other affiliated entities. The Company feels this structure is relatively simple and feels an organization chart would be unnecessary. Rather, the Company revised the Registration Statement on page 1 to explain this organizational structure and removed references to “affiliates” throughout the Registration Statement to avoid confusion about organizational structure.
     Staff Comment:
     31. Please revise this section to concisely describe the potential conflicts of interest that are present and clearly identify all transactions and relationships that give rise to such conflicts. For example, we note that IMH purchases loans from you and you purchase loans from IMH. What fees and other payments would be implicated with such transactions? Would a Loan Extension or Modification Fee apply? Please provide all relevant detail along the lines requested above.
     Company Response:
     The Company respectfully believes a concise description of the potential conflicts of interest and an identification of transactions and relationships that give rise to such conflicts are presently described in the Registration Statement under the “Conflicts of Interest” discussion in Item 7, Certain Relationships and Related Transactions. The Company revised the Registration Statement to clarify that no additional fees or payments are made in connection with the purchase of loans from and sale of loans to IMH. As discussed in the Company’s response to Comment No. 30, the Company also revised the Registration Statement to eliminate references to “affiliates,” which should assist in clarifying that all potential conflicts of interest are fully and concisely disclosed.
     Staff Comment:
     32. Describe any mechanisms in place to identify and resolve the various conflicts of interest described in this section. If no corporate mechanism exists to handle such conflicts of interest, this fact should be disclosed here and in the Risk Factors section. Also expand to describe the specific provisions of the Operating Agreement that limit your ability to enter into transactions with IMH and its affiliates.
     Company Response:
     The Company revised the Registration Statement on page 35 in response to the Staff’s comment to disclose that no formally documented mechanisms are in place to identify and resolve the various conflicts of interest described in the Registration Statement. However as described on page 35 of the Registration Statement, IMH personnel are aware of activities that might result in conflicts of interest which are periodically discussed among management. Additionally, the Registration Statement has been revised to describe the specific

Michele M. Anderson
Legal Branch Chief
U.S. Securities and Exchange Commission
July 31, 2007

provisions of the Company’s Operating Agreement that limits the Company’s ability to enter into transactions with IMH.
Indemnification of the Manager, page 40
     Staff Comment:
     33. Clarify whether the indemnification provisions cover federal securities law violations. Note that, in the opinion of the Commission, any such indemnification is against public policy and is therefore unenforceable.
     Company Response:
     The Company revised the Registration Statement on page 40 to clarify that it is the opinion of the Staff that the indemnification provisions described in the Registration Statement do not apply to violations of the federal securities laws.
Market Price of and Dividends on the Registrant’s Common Equity and Other Shareholder Matters, page 37
     Staff Comment:
     34. Please be advised that you are responsible for analyzing the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, to your redemption program. We urge you to consider all the elements of your share redemption program in determining whether the program is consistent with relief granted by the Division of Corporation Finance in prior no action letters. To the extent you have questions as to whether the program is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact the Division’s Office of Mergers and Acquisitions.
     Company Response:
     The Company acknowledges that it is responsible for ensuring that the redemption program of the Company (the “Redemption Program”) complies with the issuer tender offer rules promulgated by the Commission. However, the Company respectfully submits that the Redemption Program does not result in a “tender offer,” as that phrase is defined under federal law. In the alternative, even if the tender offer rules are implicated, the Company believes the Redemption Program complies with Staff guidance in all material respects.
     As further described in Registration Statement and Operating Agreement, Members may, under certain circumstances, withdraw, or partially withdraw, from the Company and obtain the return of all or part of their capital account by having their Units redeemed. There are, however, restrictions on this right of redemption, as further described on pages 37-38 of the Resgistration Statement.

Michele M. Anderson
Legal Branch Chief
U.S. Securities and Exchange Commission
July 31, 2007

     In SEC v. Carter Hawley Hale Stores, Inc., 760 F.2d 945, 950 (9th Cir. 1985) (“Carter Hawley”), a seminal case on tender offers, the court set forth the following characteristics of a “tender offer”: (i) active and widespread solicitation of public shareholders for the shares of an issuer; (ii) that the solicitation is made for a substantial percentage of the issuer’s stock; (iii) that the offer to purchase is made at a premium over the prevailing market price; (iv) that the terms of the offer are firm, rather than negotiable; (v) that the offer is contingent on the tender of a fixed number of shares; (vi) that the offer is open only for a limited period of time; (vii) that the offeree is subjected to pressure to sell; and (viii) a public announcement of an acquisition program prior to the accumulation of stock by a purchaser. Very few of these factors are implicated by the Redemption Program, and those that are implicated are only tangentially and tenuously implicated.

Michele M. Anderson
Legal Branch Chief
U.S. Securities and Exchange Commission
July 31, 2007

A.	The Company is not engaging in any “active and widespread solicitation” for Units.
     As an initial matter, there is no active trading market for the Units and the Company does not expect one to develop. As such, the Company does not and will not have public equity holders. Moreover, the Company believes that, despite the fact that the Redemption Program is described in the Registration Statement, the Company is not engaging in and will not engage in an active and widespread solicitation for Units. Rather, information regarding the Redemption Program is provided solely for the benefit of investors in the Company in order to provide such investors with information about their rights as Members and the limited liquidity of their investment. Even though the sale of the Units is exempt from the registration under Rule 506, the antifraud protections of the federal securities laws apply to the Offering and the Company believes it is required to describe the Redemption Program to investors to avoid providing misleading disclosures. See Carter Hawley, 760 F.2 at 950 (stating that disclosures required by Commission rules would not generally be deemed to be considered active and widespread solicitation). In addition, the Company is effectively a passive participant in the Redemption Program in that all redemption requests are initiated by the Members. Accordingly, the Company does not believe it is engaging in an “active and widespread” solicitation for Units.
B.	The Company is not seeking to redeem a “substantial percentage” of the Company’s Units.
     Under the Redemption Program, unless IMH determines that any distribution in excess of 10% will not have an adverse effect on the Company or the Members, the total amount withdrawn by all Members during any fiscal year may not exceed 10% of the amount of capital accounts of all the Members. The following chart presents information regarding the amount of capital redeemed in each year in which the Company existed:

	Capital Contributions	Capital Redeemed Per
Period	Outstanding	Period Presented	Percent (1)
December 31, 2003	$6,029,562	$0	0.00%
December 31, 2004	$30,490,411	$401,530	1.30%
December 31, 2005	$96,983,423	$6,471,170	6.26%
December 31, 2006	$258,754,284	$26,637,188	9.33%

(1)	The amount of Capital Redeemed Per Period Presented is already accounted for in the Capital Contributions Outstanding. Accordingly, the percent presented is calculated by dividing the Capital Redeemed Per Period Presented by the sum of the Capital Redeemed Per Period Presented plus the Capital Contributions Outstanding.
     As demonstrated by the above chart, the Company has yet to exceed the 10% cap.

Michele M. Anderson
Legal Branch Chief
U.S. Securities and Exchange Commission
July 31, 2007

Based on the chart, it is clear that redemptions of capital accounts have not constituted a “substantial percentage” of total capital accounts and are not sufficient to warrant the protections of the issuer tender offer rules. See Carter Hawley, 760 F.2d at 952 (noting that repurchases of more than 50% may, but not necessarily do, amount to a “substantial percentage,” but nevertheless finding that a repurchase of such magnitude is not a tender offer).
C.	Units are not redeemed for a premium.
     Further, no premium may be paid by the Company for the Units that are redeemed. Rather, only the capital contributions of the Member are returned. In fact, Section 11.3.4 of the Company’s Operating Agreement clarifies that “the amount to be distributed to any withdrawing Member shall be an amount equal to the amount of the Member’s Capital Account as of the date of the distribution ... notwithstanding that the amount may be greater or lesser than the Member’s proportionate share of the current fair market value of the Company’s net assets.”
D.	Although Unit redemption occurs at a fixed price, redemptions are not contingent upon a fixed number of Units being tendered and the Redemption Program is terminable only upon vote of a majority in interest of the Members.
     As discussed above, Units are redeemed at the value of the underlying capital account, without exception. However, each Member was informed about the Redemption Program at the time the Member acquired the Units. As such, the Redemption Program represents a contractual right of the Members that cannot be cancelled without their consent. Moreover, redemptions are not contingent on any number of Units being redeemed. Further, the Redemption Program is essentially controlled by the Members since it cannot be cancelled absent a vote of Members holding a majority in interest (excluding the vote of IMH to the extent it holds Units).
E.	The Redemption Program does not result in the type of situation where a Member is subjected to pressure to have its Units redeemed.
     The hallmark of a tender offer is a repurchase preceded by “pressure-creating” activities. See Hawley Carter, 760 F.2d at 952 (noting that, even in situations where a shareholder is subject to pressure to sell to an issuer, absent “untoward pressure the tender offer regulations [are] designed to prohibit,” there is no tender offer); Ludlow Corp. v. Tyco Laboratories, Inc., 529 F. Supp. 62, 68 (Mass. Dist. Ct. 1981) (noting that transactions where shareholders “were not pressured by premiums, fixed terms, limited times, or active solicitation into making hasty, ill-advised decisions to sell” did not constitute a tender offer). In contrast, however, the Company does not place any pressure to have Units redeemed and, it anything, seeks longer term holders of Units. The Company is a passive participant in the Redemption Program, the Redemption Program is of

Michele M. Anderson
Legal Branch Chief
U.S. Securities and Exchange Commission
July 31, 2007

unlimited duration, does not result in the redemption of a substantial percentage of the Company’s capital, and is not the result of an active or widespread solicitation for Units.
     The Company respectfully submits that the Redemption Program is less likely to be a tender offer than other programs on which the Staff has concluded are not tender offers. The Commission has, by no-action and interpretive letters, analyzed redemption programs similar to the Redemption Program. See, e.g., Boston Capital Real Estate Investment Trust, Inc., available at 2005 SEC No-Act. LEXIS 238 (February 10, 2005); Hines Real Estate Investment Trust, Inc., available at 2004 SEC No-Act. LEXIS 665 (June 18, 2004); CNL Income Properties, Inc., available at 2004 SEC No-Act. LEXIS 462 (March 11, 2004); Wells Real Estate Investment Trust II, Inc., available at 2003 SEC No-Act. LEXIS 810 (December 9, 2003); Inland Western Retail Real Estate Trust, Inc., available at 203 SEC No-Act. LEXIS 698 (August 25, 2003). In these no-action and interpretive letters, the Commission has consistently recited the following factors, in several variations and among others, as important in agreeing to not take action against companies with redemption programs:
•	in any consecutive 12 month period, the number of units repurchased not exceeding 5% of the number of units outstanding as of the beginning of such 12 month period;

•	the redemption price not being set at a premium;

•	the ability of members to withdraw redemption requests prior to payment;

•	the ability of members to receive advance notice if the redemption program is being terminated;

•	full disclosure of the terms of the redemption program in the applicable prospectus; and

•	the absence of an active trading market for the units.
     As discussed above, although the Company believes that the Redemption Program is not subject to the tender offer rules, even assuming the Redemption Program is subject to such rules, the Redemption Program fully complies with existing Staff guidance insofar as:
•	under the Redemption Program, Units are redeemed at the amount originally paid for the Units and under no circumstances can a premium be paid for the Units;

•	Members are permitted to withdraw their redemption requests prior to payment;

•	the Redemption Program cannot be terminated without Member approval;

•	the Redemption Program was fully disclosed in the private placement memorandum under which Units were sold; and

•	there is no trading market for Units.
     In contrast to the 5% threshold deemed satisfactory by the Commission, IMH has established a 10% cap.

Michele M. Anderson
Legal Branch Chief
U.S. Securities and Exchange Commission
July 31, 2007

Based on conversations with members of the Commission’s Office of Mergers and Acquisitions, the policy behind the 5% cap is unknown. In fact, a staff member in the Office of Mergers and Acquisitions explained that caps on repurchase programs have a tendency to create pressure on Members to have their Units redeemed because the Member may not be able to have its Units redeemed if redemption requests exceed the cap. Accordingly, the Staff has approved redemption programs with caps below that of the Redemption Program, and has therefore approved redemption programs that create a more “pressure-filled” situation than is present, if any, in the Redemption Program.
     The Company acknowledges that the higher the cap, the more likely a “substantial percentage” of redemptions will be involved. However, the Company respectfully believes the Company’s policies capping redemptions at 10% of the Company’s capital accounts (unless IMH determines that any distribution in excess of 10% will not have an adverse effect on the Company or the Members) strikes an appropriate balance between the size of the redemptions and the pressure on Members to have their Units redeemed.
     In summary, the Redemption Program does not involve active and widespread solicitation of Members, does not involve a substantial percentage of the capital accounts of Members, does not result in redemptions being made at anything other than the value of capital accounts, is not contingent on a fixed number of redemptions, is open indefinitely, subject only to a termination by the Members, and involves no pressure on Members to have their Units redeemed (or, in the alternative, results in a situation where less pressure is exerted on Members than other programs approved by the Staff). Accordingly, the Company respectfully submits that the Redemption Program does not involve a tender offer and that the Redemption Program fully complies with Staff requirements in this regard.
     Moreover, the Redemption Program does not lend itself to the fraudulent, deceptive, or manipulative acts of the type Rule 13e-4 was intended to prevent, and does not create a pressured environment in which Members must make potentially hasty decisions regarding a need to have their Units redeemed.
Recent Sales of Unregistered Securities, page 38
     Staff Comment:
     35. In connection with comment one, above, please revise your disclosure in the section entitled “Recent Sales of Unregistered Securities” to include all the information required by Item 701 of Regulation S-K with respect to each sale. We note that you have aggregated the information for the last three years and you have generally asserted that offers and sales were in reliance upon both 4(2) and Regulation D, but provided no more detail than that. With respect to each sale, your revised disclosure should include (but is not necessarily limited to) information with respect to the dates of such sales, the number of securities sold, the names of the principal

Michele M. Anderson
Legal Branch Chief
U.S. Securities and Exchange Commission
July 31, 2007

underwriters, the consideration, the exemption from registration claimed and the facts relied upon to make the exemption available.
     Company Response:
     As discussed elsewhere in this response and in the Registration Statement, the Company believes that all Units have been sold in accordance with Rule 506 under the Securities Act. As discussed with the Staff, the Company believes that including the information required by Item 701 of Regulation S-K on a Unit by Unit basis would be confusing in its detail and not add to investor understanding of the Company. Rather, the Company respectfully submits that investors will be better able to digest and understand information concerning Unit sales if the information is presented on a quarterly basis.
     Item 701 of Regulation S-K generally requires disclosure of the following information:
•	the names of the principal underwriters, if any, or, as to any such securities not publicly offered, name the persons or identify the class of persons to whom the securities were sold;

•	the aggregate offering price and the aggregate underwriting discounts or commissions;

•	the exemption from registration claimed;

•	the terms of conversion or exercise, if any; and

•	the use of proceeds.
     As disclosed elsewhere in the Registration Statement, there are no underwriters involved in the Offering, the Offering is being made under Rule 506 only to accredited investors, and all proceeds are used to fund short-term commercial mortgage loans. Item 10 of the Registration Statement has been amended to specifically address each of these factors. In addition, Item 10 of the Registration Statement has been revised to include a summary of quarterly Unit activity since the Company’s inception, which the Company respectfully submits as an alternative that strikes an appropriate balance between the disclosures required by Item 701 of Regulation S-K and the ability of investors to comprehend and be able to use the information in the Registration Statement.
     The Company also respectfully directs the Staff to the chart contained at Exhibit B to this response, which provides a summary of quarterly Unit activity, broken down broken down by sales resulting from broker-dealers and internal efforts.
Description Of Registrant’s Securities To Be Registered, Page 39
     Staff Comment:
     36. Please disclose and discuss the voting and other material rights of the Fund members under the Operating Agreement. This discussion should include, but not be limited to,

Michele M. Anderson
Legal Branch Chief
U.S. Securities and Exchange Commission
July 31, 2007

the right to call meetings, vote upon extraordinary transactions such as mergers and consolidations, obtain a copy of the list of members, receive appraisal or dissenter’s rights, inspect LLC books and records, remove and replace the Manager, compel dissolution or liquidation or amend the Operating Agreement.
     Company Response:
     The Company substantially revised Item 5, Directors and Executive Officers, and Item 11, Description of the Registrant’s Securities to be Registered, in the Registration Statement to disclose the additional information that the Staff recommends be disclosed.
     Staff Comment:
     37. The voting rights of members should be specifically set forth in this section. Such description should include the rights members have to vote on any matter, the vote of members necessary to approve any proposal and the rights of members to submit a proposal to the vote of members.
     Company Response:
     The Company substantially revised Item 5, Directors and Executive Officers, and Item 11, Description of the Registrant’s Securities to be Registered, in the Registration Statement to disclose the additional information that the Staff recommends be disclosed.
     Staff Comment:
     38. Any limitations or conditions (including those under state law) that the Manager may place on the exercise of these rights should be explained. If members are not afforded the foregoing rights or if the Operating Agreement restricts the rights that members otherwise would have enjoyed under state law, this information should be disclosed. In addition, you should characterize the extent of discretion retained by IMH with regard to the operations of the Fund.
     Company Response:
     The Company substantially revised Item 5, Directors and Executive Officers, and Item 11, Description of the Registrant’s Securities to be Registered, in the Registration Statement to disclose the additional information that the Staff recommends be disclosed.

Michele M. Anderson
Legal Branch Chief
U.S. Securities and Exchange Commission
July 31, 2007

Indemnification of Directors and Officers, page 39
Fiduciary Responsibility, page 39
     Staff Comment:
     39. We note your disclosure that the fiduciary duty described in this section arises out of both the Operating Agreement and Delaware law. Where the Operating Agreement modifies the Delaware law fiduciary duty standards, please revise to compare the Delaware standards with the standards as modified by the Operating Agreement. The disclosure also should address the reasons for modifying the duties and the specific benefits and detriments to both the Manager and the members from each modification. A tabular presentation of this information should facilitate investor understanding. A clear description of the members’ legal rights and remedies should be provided. Similarly, a clear explanation of defenses available to the Manager, such as the business judgment rule, also should be set forth.
     Company Response:
     As the Staff is aware, Section 18-1101 of the Delaware Limited Liability Company Act provides that, at law or in equity, a member or manager or other person has duties (including fiduciary duties) to a limited liability company or to another member or manager or to another person that is a party to or is otherwise bound by a limited liability company agreement, the member’s or manager’s or other person’s duties may be expanded or restricted or eliminated by provisions in the limited liability company agreement; provided, that the limited liability company agreement may not eliminate the implied contractual covenant of good faith and fair dealing.
     In addition, as the Staff is aware, the area of law regarding if and the extent to which the well recognized corporate fiduciary duty standards apply in the limited liability company context. See, e.g., Myron T. Steele, Chief Justice, Delaware Supreme Court, Judicial Scrutiny of Fiduciary Duties in Delaware Limited Partnerships and Limited Liability Companies, 32 Del. J. Corp. L 1 (2007) (arguing that corporate fiduciary duty standards should generally not be applied to managers of limited liability companies and limited partners of limited partnerships).
     The Company revised Item 12, Indemnification of Directors and Officers, in the Registration Statement to provide a general summary comparison of the fiduciary duties provided for in the Company’s Operating Agreement against the fiduciary duties provided generally by Delaware corporate law. However, the Company is hesitant to include statements concerning the business judgment rule in such a description because, for example, whether or not such a concept would in fact apply to IMH is a matter of unsettled law. See Del. Code Ann. tit. 6, § 18-1101(b) (noting that the intent of the Delaware limited liability company act is to give the maximum effect to the principle of freedom of contract and to the enforceability of limited liability company agreements). The Company respectfully believes that the additional disclosure

Michele M. Anderson
Legal Branch Chief
U.S. Securities and Exchange Commission
July 31, 2007

provided in the Registration Statement addresses the Staff’s comment and is consistent with other public disclosure in this regard. See, e.g., Kinder Morgan Energy Partners, L.P., Registration Statement on Form S-3, File No. 333-142548; Liberty Renewable Fuels LLC, Registration Statement on Form S-1, File No. 333-140098.
Financial Statements
General:
     Staff Comment:
     40. Please update your financial statements to include the next interim period. See Rule 310(g) of Regulation S-X. Please also update your management’s discussion and analysis for the additional interim period.
     Company Response:
     The Company revised the Registration Statement in response to the Staff’s comment to (i) include interim financial statements required by Rule 3-12(g) of Regulation S-X and (ii) update the management’s discussion and analysis for such additional interim information.
Balance Sheets, page F-3
     Staff Comment:
     41. We note in fourth paragraph on page F-8 that the Fund sells participation interests up to 50% of the mortgage loan note obligations. Please disclose separately on the face of the balance sheets the amounts of the mortgage loan note obligations held for sale. Disclose in the note if the mortgage loan held for sale is carried at the lower of cost or market as determined by outstanding commitments from investors or current investor yield requirements calculated on the aggregate loan basis.
     Company Response:
     Loans are sold or participated on an as-needed basis to meet short term liquidity requirements. At March 31, 2007 and December 31, 2006, there were no mortgage loans held for sale. As such, the Company respectfully submits that neither a balance sheet classification nor related disclosure is required in Company financial statements. Please also refer to our response to Staff Comment No. 44 on page 37.

Michele M. Anderson
Legal Branch Chief
U.S. Securities and Exchange Commission
July 31, 2007

Statements of cash flows, page F-6
     Staff Comment:
     42. You disclose in Note 2 at page F-8 that you sell whole loans to third parties. Tell us how you applied the guidance in paragraph 9 of SFAS 102 in evaluating whether to classify the related cash receipts and payments as operating activities.
     Company Response:
     SFAS 102, paragraph 9 requires that cash receipts and cash payments resulting from acquisitions and sales of loans shall be classified as operating cash flows if those loans are acquired specifically for resale. All mortgage loans investments made by the Company are originated with the intent of holding the investment through maturity. No loans are made with the intent of reselling such loans. Accordingly, the Company respectfully submits that the provisions of SFAS 102, paragraph 9 do not apply to the Company.
Notes to financial statements:
Note 2. Summary of significant accounting policies
Mortgage Loan Valuation, Loans-In-Process, Participations Sold, Whole Loans Sold and Unearned Income, page F-8
     Staff Comment:
     43. Please disclose the Fund’s accounting policy explaining when you provide an allowance for the loan losses and how you measure the appropriateness of the allowance. Please refer to the guidance in SAB Topic 6:L.
     Company Response:
     Please see our response to Comment No. 25, which the Company has included on page F-8 of the Registration Statement.

Michele M. Anderson
Legal Branch Chief
U.S. Securities and Exchange Commission
July 31, 2007

     Staff Comment:
     44. Please disclose in the note the method of determining the value of the mortgage loans held for sale as at December 31, 2006 and 2005 as required by paragraphs 4 and 29 of SFAS 65.
     Company Response:
     The Fund’s business is to originate mortgage loans for the purpose of holding them on-balance sheet, and the Fund does not originate or acquire loans with the intent of reselling them as whole loans. In addition, the Company does not have any mandatory delivery contracts or forward commitments to sell loans in the secondary whole loan market. Consistent with that business model, all of the loans the Fund originates are originated with the intent to hold the loans to maturity. Because the Fund has the ability and the intent to hold these loans for the foreseeable future or until maturity, they are classified as held for investment pursuant to SFAS No. 65, Accounting for Certain Mortgage Banking Activities (“SFAS 65”). As such, the Company respectfully submits that neither a balance sheet classification nor related disclosure is required in the Company financial statements under SFAS 65.
     Notwithstanding this, the Fund does sell a percentage of its loans on a whole loan basis. In order to meet short-term financing needs, the Fund sells certain loans with the right and the intent to buy them back. As such, these transactions are treated as financings. In some instances, the Fund does not have the right to repurchase the loan. In those instances, the transactions are treated as sales.

Michele M. Anderson
Legal Branch Chief
U.S. Securities and Exchange Commission
July 31, 2007

     The Company revised the Registration Statement on pages 29 and F-8 in response to the Staff’s comment to reflect this information.
     Staff Comment:
     45. We note in the fourth paragraph on page F-8 that the Fund enters into the repurchase agreements with respect to the mortgage loans sold. Also, we note that the Fund remains the servicing agent for the mortgage loans sold. To the extent applicable, please provide the disclosures required by paragraph 17 of SFAS 140.
     Company Response:
     While the Company has historically repurchased loans sold to third parties, the Company does not enter into any repurchase agreements with such third parties and has no legal obligation to repurchase such loans. Moreover, the Fund never acts as the servicing agent for any loans in its portfolio. This function is maintained by the Manager of the Fund. While the Manager of the Fund remains the servicing agent for participated loans, neither the Fund nor the Manager remains the servicing agent for mortgage loans sold to third parties. Accordingly, the Company respectfully submits that the disclosures required by SFAS 140, paragraph 17 are not applicable to the Company. Additionally, we have revised the disclosure on page F-8 of the Registration Statement to clarify the Manager’s role as servicing agent of the Fund.
* * *
     We acknowledge to the Staff that:
•	we are responsible for the adequacy and accuracy of the disclosure in our filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Michele M. Anderson
Legal Branch Chief
U.S. Securities and Exchange Commission
July 31, 2007

     Should the Staff have any additional questions or comments after reviewing this response letter and the corresponding amendment to the Registration Statement, we would appreciate an opportunity to discuss these comments or questions with the Staff prior to the distribution of another comment letter. Please direct any questions concerning this letter to me at (602) 889-3410.

Very truly yours,

IMH SECURED LOAN FUND, LLC

By:	Investors Mortgage Holdings, Inc.
Its:	Manager

By:	/s/ Shane Albers Shane Albers Chairman and Chief Executive Officer

cc:	Steven D. Pidgeon, Esq.
(602) 382-6070

EXHIBIT A
SELLING AGREEMENT
     The purpose and intent of this agreement is to establish terms and conditions of a Selling Agreement (“Agreement”) between                      (“                    ”), and Investors Mortgage Holdings, Inc. (“IMH”) whereby Registered Representatives (“Brokers”) through                      shall locate and introduce clients to IMH and promote the sale of securities offered through a private placement memorandum offered through an affiliate of IMH, namely IMH Secured Loan Fund, LLC.
I.                      Warranties and Representations:
     A.                      is a                                          formed and filed in the Sta te of                     .
     B.                      is a member of the National Association of Securities Dealers, Inc. (NASD) and is presently in good standing with the NASD.
     C.                      is registered as a broker/dealer with the Securities & Exchange Commission (SEC).
II. Brokers Warranties and Representations:
     A. Brokers are licensed by the NASD and have registered                      as their broker/dealer.
     B. Brokers are registered or licensed to sell securities in all states where Brokers shall transact business.
III. IMH Warranties and Representations:
     A. IMH is a corporation duly incorporated and validly existing in the State of Arizona and is the manager of IMH Secured Loan Fund, LLC (the “LLC”).
     B. IMH Secured Loan Fund, LLC has circulated a private placement memorandum (the “Memorandum”) by which IMH seeks to sell units (the “Units”) of the LLC to investors at a price of $10,000.00 per unit under Regulation §230 Regulation D of the Securities and Exchange Act of 1933, as amended (the “Act”). The offering is restricted to “Accredited Investors” as defined under Regulation D of the Act.
     C. IMH represents and warrants that the LLC has prepared the Memorandum in accordance with the Act and the rules and regulations promulgated thereunder (including Regulation D) set forth in the Act. IMH has provided                      and Brokers with a copy of the Memorandum and warrants that all information set forth in such Memorandum is true and accurate and that                      and Brokers may rely on such information when offering the Units to their clients or otherwise introducing their clients to IMH for participation in the LLC. The representations and warranties set forth in the Memorandum regarding its business and the offering are incorporated herein by this reference.

     D. IMH further warrants for itself and the LLC, that they shall at all times comply with the requirements of applicable federal and state securities and banking laws in the states in which they operate.
IV. Selling Agreement:
     A. Intent.                     , Brokers and IMH acknowledge that the purpose and intent of this Agreement is to establish a selling agreement between                      and IMH whereby Brokers, through                     , can sell the Units offered in the Memorandum in accordance with applicable securities laws. Accordingly, Brokers remain independent contractors of                     , and shall not at any time be deemed employees or affiliates of IMH.
     B. Brokers. Brokers agree to conduct business as solicitors of IMH securities and independent contractors of                     .                     /Brokers shall have exclusive control of the manner in which the offer and sales are performed and shall pay all expenses associated with the operation of their business.                     /Brokers shall comply with all rules and regulations of the SEC, NASD, and any states in which offers or sales are conducted. The activity of the Brokers shall be supervised by                     , which reserves the right to discontinue its relationship with Brokers and/or this Selling Agreement at any time at its sole discretion.
     C. Income Tax.                     /Brokers shall be solely liable for payment of their income tax, self-employment tax and any other applicable taxes.                     /Brokers shall also be solely responsible for paying the applicable federal and state taxes for personnel employed by                     /Brokers in the operation of their business.
     D. Limitation of Authority.                     /Brokers agree that they have no authority to negotiate, commit, bind and/or appear in any manner to negotiate for, commit or bind IMH in any way. Any payments made by IMH to                     /Brokers pursuant to this agreement shall be deemed to completely compensate                     /Brokers for any and all costs associated with their employees, their equipment and any other expense they incur in connection with performance of                     /Broker’s work hereunder.
V.                     /Brokers Duties & Responsibilities:
     A. Agreement to Sell Securities. On the basis of the representations, warranties and agreements by IMH herein,                      and Brokers agree to use best efforts to promote and sell the Units to their clients whom they reasonably believe to meet the suitability standards set forth in the Memorandum. Notwithstanding the above, IMH shall have final responsibility for determining any potential purchaser’s suitability for the investment in the Units.
     B. Sale of Securities.                     /Brokers shall not sell securities in any state unless                      and Brokers are registered in that state or are within the applicable registration exemption for the securities in that state.                     /Brokers shall only offer securities in states approved by IMH.
     C.                      /Brokers Statements.                     /Brokers shall not make any verbal or written statements regarding the securities offered by IMH that are untrue, misleading, or that omit material facts.

2

     D. Suitability.                     /Brokers shall offer and sell securities only to accredited investors with whom                     /Brokers has a sufficient pre-existing relationship to reasonably apply applicable suitability standards as determined on a case per case basis.
VI. Compensation:
     A. Broker Commission. IMH shall pay                      a commission equal to                      percent (                    %) of the total dollar amount invested in the Units and sold by                     /Brokers to their clients. IMH shall further pay the same commission for additional amounts invested by                     /Brokers’ clients after the initial purchase but shall exclude any dividends received and reinvested by said clients. If                     /Broker’s clients liquidate their investment and then re-invest the liquidated amount at a later date,                     /Brokers will not be compensated a second time. If client subsequently reinvests with a greater amount than that which was liquidated prior,                     /Brokers will be compensated on the difference according to the terms stated in this Agreement. If a client withdraws all or a portion of their investment and then, more than                      months after the date that funds were withdrawn, reinvests any amount, then a selling commission of ___percent (___%) shall be paid on the full new amount invested by said client
     B. Additional Compensation for Broker. In addition, IMH will compensate                     /Broker by paying                     /Broker a trail of ___ bps (___%) annualized, paid semiannually and commencing upon completion of the                      month in which invested capital remains with the Fund. This trail shall be paid in perpetuity until investor funds, to which trail is related, have been withdrawn.
     C. Timing of Commission Payment. Commissions shall be paid within                      after acceptance of a completed subscription agreement and the tender of the appropriate funds to purchase the securities from a client solicited by                     /Brokers.
VII. Non-Circumvent/Non-Solicit:
     A. Non-Circumvent. IMH shall not attempt to circumvent                     /Brokers by contacting their clients without                     /Brokers written consent. IMH may contact clients while acting in its normal course of business with respect to statements and account servicing communications. IMH will not contact clients for the purposes of solicitation, either direct or indirect, and will be bound by the terms of paragraph VII.B below.
     B. Non-Solicit. During the term of this agreement and for                      following the termination of this agreement for any reason, IMH shall not solicit, entice away or divert from Brokers any person or entity who was introduced to IMH by Brokers, without Brokers’ written consent. In the event that IMH or an affiliate person of IMH solicits a client of                     /Brokers for a future fund, IMH agrees to pay a commission to                     /Broker the greater of ___ percent (___%) or, the sales commission for selling group members that has been structured for that future offering or fund.
     C. IMH shall not enter into any separate agreement, other than the Selling Agent Agreement executed in concert with this Selling Agreement, with Brokers while this agreement is in effect. This includes any employment, independent contractor, consultant agreement and applies to IMH and/or any affiliate of IMH.

3

VIII. Miscellaneous Obligations of Parties:
     A. Successors. This Agreement shall not be assigned or transferred by                     /Brokers without the prior written consent of IMH.
     B. Headings. The captions and headings contained in this Agreement are solely for convenience of reference and do not constitute a part of this Agreement.
     C. Indulgences, Not Waivers. Neither the failure, nor any delay, on the part of either party hereto to exercise any right, remedy, power or privilege under this Agreement shall operate as a waiver thereof, nor shall any single or partial exercise of any right, remedy, power or privilege preclude, nor shall any waiver of any right, remedy, power or privilege with respect to any other occurrence be construed as a waiver of such right, remedy, power or privilege with respect to any other occurrence. No waiver shall be effective unless it is in writing and is signed by the party asserted to have granted such waiver.
     D. Provisions Severable. The provisions of this Agreement are independent of and severable from each other, and no provision shall be affected or rendered invalid or unenforceable by virtue of the fact that for any reason any other or others of them may be invalid or unenforceable in whole or in part. Further, if a court of competent jurisdiction determines that any provision of this Agreement is invalid or unenforceable as written, the court may interpret, construe, rewrite or revise such provision, to the fullest extent allowed by law, so as to make it valid and enforceable, consistent with the intent of the parties hereto.
     E. Construction. The parties hereto acknowledge and agree that each party has had the opportunity to participate in the drafting of this Agreement and the opportunity to have this document reviewed by the respective legal counsel for the parties hereto and that the rule construction to the effect that any ambiguities are to be resolved against the drafting party shall not be applied in interpreting this Agreement. No inference in favor of, or against, any party shall be drawn from the fact that one party has drafted any portion hereof.
     F. Governing Law. This Agreement shall be construed and governed by the law of Arizona without giving effect to its conflicts of law principals.
     G. Relationship of Parties. This Agreement is intended to constitute                     /Brokers as selling agent of IMH and nothing herein shall be deemed to constitute                     /Broker as employer/employee or independent contractor. There are no agreements among the parties outside of this Selling Agreement.
     H. Arbitration. Should any dispute arise between the parties regarding the terms and conditions of this Agreement, or the alleged breach thereof said dispute shall be referred to arbitration under the auspices of the NASD in accordance with its Code of Arbitration Procedure. Any hearing in this matter shall be held in Phoenix, Arizona.
     I. Attorney’s Fee. The prevailing party at any such arbitration shall be awarded his/her reasonable attorney’s fee as set by arbitrator(s) hearing the matter.
     J. Termination. This Agreement may be terminated by                     /Brokers or IMH at any time and for any reason immediately upon receipt of written notice of such termination to the other party. In the event of termination,                     /Brokers shall nonetheless

4

receive commissions and additional compensation they are entitled to as earned under the terms of paragraphs VI.A and VI.B above relating to the purchase of Units by any client whom                     /Brokers introduced or solicited on behalf of IMH during the term of this Agreement.
     K. Litigation and Arbitration Expenses and Awards. If legal action of any nature, including without limitation, arbitration, is initiated against                     /Brokers by reason of any alleged act, omission, misrepresentation, violation of any state or federal securities laws, on the part of IMH, IMH agrees to indemnify, defend and hold                      and Brokers, each of their respective affiliates, officers, directors, employees, shareholders and agents harmless from and against all losses, costs and expenses that may arise therefrom. Said losses, costs and expenses shall include, but not be limited to attorney’s fees and disbursements, court costs, settlements, judgments and awards.
     L. Counterparts. This Agreement may be executed in counterparts which, when taken together, shall constitute one document. Facsimile signatures shall be deemed as originals.
     M. Integration. This Agreement constitutes the entire agreement of the parties and supersedes any and all prior agreements or understandings between them.
     N. Indemnity Clause.                      and IMH shall indemnify each company including its respective officers, directors, employees and agents, from and against all liability, loss, cost or expense (including attorney’s fees) by reason of liability arising out of or related to this agreement, whether caused by or contributed to by IMH or                      or any other party indemnified herein, unless caused by the sole negligence of IMH or                     .
     IN WITNESS WHEREOF the parties have executed this Agreement intending it to be effective as of the ___day of ___, 20___.

[Company]	Investors Mortgage Holdings, Inc.
[Address]	11333 N. Scottsdale Road
Suite 160
Scottsdale, AZ 85254

By:	By:
Title:	Title:

5

EXHIBIT B

	Member Investments				Redemptions
		Additional First	Additional	Reinvestment
	Initial Investment	Year Contributions	Contributions	Contributions	Full	Partial	Net
2003
July 1 - September 30
Direct
Dollars	$3,290,000	$—	$—	$5,345	$—	$—	$3,295,345

# Members	13	—	—		—	—	13

# Units	329	—	—	1	—	—	330

Broker/Dealer
Dollars	$—	$—	$—	$—	$—	$—	$—

# Members	—	—	—	—	—	—	—

# Units	—	—	—	—	—	—	—

Third Quarter Totals
Dollars	$3,290,000	$—	$—	$5,345	$—	$—	$3,295,345

# Members	13	—	—	—	—	—	13

# Units	329	—	—	1	—	—	330

October 1 - December 31
Direct
Dollars	$2,267,308	$425,633	$—	$41,276	$—	$—	$2,734,217

# Members	24	5	—		—	—	24

# Units	227	43	—	4	—	—	273

Broker/Dealer
Dollars	$—	$—	$—	$—	$—	$—	$—

# Members	—	—	—	—	—	—	—

# Units	—	—	—	—	—	—	—

Fourth Quarter Totals
Dollars	$2,267,308	$425,633	$—	$41,276	$—	$—	$2,734,217

# Members	24	5	—	—	—	—	24

# Units	227	43	—	4	—	—	273

2003 Totals
Dollars	$5,557,308	$425,633	$—	$46,621	$—	$—	$6,029,562

# Members	37	5	—		—	—	37

# Units	556	43	—	5	—	—	603

2004
January 1 - March 31
Direct
Dollars	$472,200	$—	$320,500	$65,456	$—	$—	$858,156

# Members	8	—	8		—	—	8

# Units	47	—	32	7	—	—	86

Broker/Dealer
Dollars	$—	$—	$—	$—	$—	$—	$—

# Members	—	—	—	—	—	—	—

# Units	—	—	—	—	—	—	—

First Quarter Totals
Dollars	$472,200	$—	$320,500	$65,456	$—	$—	$858,156

# Members	8	—	8		—	—	8

# Units	47	—	32	7	—	—	86

April 1 - June 30
Direct
Dollars	$3,396,774	$365,000	$2,489,524	$161,386	$—	$—	$6,412,685

# Members	29	3	9		—	—	29

# Units	340	37	249	16	—	—	641

Broker/Dealer
Dollars	$—	$—	$—	$—	$—	$—	$—

# Members	—	—	—		—	—	—

# Units	—	—	—	—	—	—	—

Second Quarter Totals
Dollars	$3,396,774	$365,000	$2,489,524	$161,386	$—	$—	$6,412,685

# Members	29	3	9	—	—	—	29

# Units	340	37	249	16	—	—	641

July 1 - September 30
Direct
Dollars	$4,071,327	$555,167	$32,366	$248,350	$—	$(2,500)	$4,904,710

# Members	32	21	2		—	(2)	32

# Units	407	56	3	25	—	(0)	490

Broker/Dealer
Dollars	$945,000	$—	$—	$4,117	$—	$—	$949,117

# Members	7	—	—		—	—	7

# Units	95	—	—	0	—	—	95

Third Quarter Totals
Dollars	$5,016,327	$555,167	$32,366	$252,467	$—	$(2,500)	$5,853,827

# Members	39	21	2	—	—	(2)	39

# Units	502	56	3	25	—	(0)	585

October 1 - December 31
Direct
Dollars	$6,474,904	$3,081,219	$49,997	$392,462	$(234,261)	$(164,769)	$9,599,552

# Members	62	39	1		(4)	(6)	58

# Units	647	308	5	39	(23)	(16)	960

Broker/Dealer

	Member Investments				Redemptions
		Additional First	Additional	Reinvestment
	Initial Investment	Year Contributions	Contributions	Contributions	Full	Partial	Net
Dollars	$1,325,000	$400,000	$—	$11,629	$—	$—	$1,736,629

# Members	14	3	—		—	—	14

# Units	133	40	—	1	—	—	174

Fourth Quarter Totals
Dollars	$7,799,904	$3,481,219	$49,997	$404,091	$(234,261)	$(164,769)	$11,336,181

# Members	76	42	1		(4)	(6)	72

# Units	780	348	5	40	(23)	(16)	1,134

2004 Totals
Dollars	$16,685,206	$4,401,386	$2,892,388	$883,400	$(234,261)	$(167,269)	$24,460,849

# Members	152	66	20		(4)	(8)	148

# Units	1,669	440	289	88	(23)	(17)	2,446

2005
January 1 - March 31
Direct
Dollars	$5,927,753	$339,000	$5,389,154	$592,663	$(1,194,217)	$(76,392)	$10,977,960

# Members	45	7	53		(3)	(7)	42

# Units	593	34	539	59	(119)	(8)	1,098

Broker/Dealer
Dollars	$896,548	$—	$225,000	$21,386	$—	$—	$1,142,934

# Members	11	—	4		—	—	11

# Units	90	—	23	2	—	—	114

First Quarter Totals
Dollars	$6,824,301	$339,000	$5,614,154	$614,049	$(1,194,217)	$(76,392)	$12,120,894

# Members	56	7	57		(3)	(7)	53

# Units	682	34	561	61	(119)	(8)	1,212

April 1 - June 30
Direct
Dollars	$8,183,993	$1,017,215	$3,703,078	$829,273	$(373,832)	$(357,559)	$13,002,168

# Members	89	20	54		(8)	(14)	81

# Units	818	102	370	83	(37)	(36)	1,300

Broker/Dealer
Dollars	$4,502,014	$15,000	$305,867	$59,398	$(50,000)	$—	$4,832,279

# Members	18	3	6		(1)	—	17

# Units	450	2	31	6	(5)	—	483

Second Quarter Totals
Dollars	$12,686,007	$1,032,215	$4,008,945	$888,671	$(423,832)	$(357,559)	$17,834,447

# Members	107	23	60		(9)	(14)	167

# Units	1,269	103	401	89	(42)	(36)	1,783

July 1 - September 30
Direct
Dollars	$7,127,468	$3,146,555	$1,693,869	$1,039,946	$(2,090,986)	$(1,421,478)	$9,495,374

# Members	54	28	29		(4)	(18)	50

# Units	713	315	169	104	(209)	(142)	950

Broker/Dealer
Dollars	$3,485,000	$81,660	$316,928	$223,080	$—	$(29,618)	$4,077,050

# Members	10	4	5		—	(1)	10

# Units	349	8	32	22	—	(3)	408

Third Quarter Totals
Dollars	$10,612,468	$3,228,215	$2,010,797	$1,263,026	$(2,090,986)	$(1,451,096)	$13,572,424

# Members	64	32	34		(4)	(19)	60

# Units	1,061	323	201	126	(209)	(145)	1,357

October 1 - December 31
Direct
Dollars	$10,509,516	$4,721,087	$126,999	$1,278,806	$(489,631)	$(273,969)	$15,872,809

# Members	61	52	30	709	(7)	(11)	54

# Units	1,051	472	13	128	(49)	(27)	1,587

Broker/Dealer
Dollars	$6,395,500	$482,000	$70,000	$258,426	$—	$(113,487)	$7,092,439

# Members	39	7	2	123	—	(3)	39

# Units	640	48	7	26	—	(11)	709

Fourth Quarter Totals
Dollars	$16,905,016	$5,203,087	$196,999	$1,537,232	$(489,631)	$(387,456)	$22,965,247

# Members	100	59	32		(7)	(14)	93

# Units	1,691	520	20	154	(49)	(39)	2,297

2005 Totals
Dollars	$47,027,792	$9,802,518	$11,830,894	$4,302,978	$(4,198,666)	$(2,272,504)	$66,493,012

# Members	327	121	183	—	(23)	(54)	304

# Units	4,703	980	1,183	430	(420)	(227)	6,649

2006
January 1 - March 31
Direct
Dollars	$6,915,367	$444,000	$8,678,189	$1,570,994	$(338,647)	$(1,452,710)	$15,817,192

# Members	61	7	78	827	(3)	(20)	58

# Units	692	44	868	157	(34)	(145)	1,582

Broker/Dealer
Dollars	$8,473,211	$1,191,000	$1,897,984	$339,020	$(859,913)	$(159,353)	$10,881,949

# Members	85	8	17	210	(3)	(2)	82

# Units	847	119	190	34	(86)	(16)	1,088

	Member Investments				Redemptions
		Additional First	Additional	Reinvestment
	Initial Investment	Year Contributions	Contributions	Contributions	Full	Partial	Net
First Quarter Totals
Dollars	$15,388,578	$1,635,000	$10,576,173	$1,910,014	$(1,198,560)	$(1,612,063)	$26,699,141

# Members	146	15	95		(6)	(22)	140

# Units	1,539	164	1,058	191	(120)	(161)	2,670

April 1 - June 30
Direct
Dollars	$11,474,117	$5,984,469	$4,467,319	$2,058,732	$(760,244)	$(2,589,754)	$20,634,638

# Members	76	22	62	984	(10)	(21)	66

# Units	1,147	598	447	206	(76)	(259)	2,063

Broker/Dealer
Dollars	$17,001,016	$2,969,089	$1,059,937	$600,570	$(99,000)	$(213,542)	$21,318,070

# Members	127	29	14	442	(2)	(2)	125

# Units	1,700	297	106	60	(10)	(21)	2,132

Second Quarter Totals
Dollars	$28,475,133	$8,953,558	$5,527,256	$2,659,302	$(859,244)	$(2,803,296)	$41,952,707

# Members	203	51	76		(12)	(23)	191

# Units	2,848	895	553	266	(86)	(280)	4,195

July 1 - September 30
Direct
Dollars	$8,117,343	$2,714,674	$5,169,810	$2,428,880	$(944,633)	$(2,716,000)	$14,770,074

# Members	60	29	73	1,068	(10)	(16)	50

# Units	812	271	517	243	(94)	(272)	1,477

Broker/Dealer
Dollars	$28,862,194	$3,412,515	$313,921	$1,062,729	$10,000	$(19,000)	$33,642,358

# Members	224	38	4	737	(1)	(2)	223

# Units	2,886	341	31	106	1	(2)	3,364

Third Quarter Totals
Dollars	$36,979,536	$6,127,189	$5,483,731	$3,491,608	$(934,633)	$(2,735,000)	$48,412,432

# Members	284	67	77		(11)	(18)	273

# Units	3,698	613	548	349	(93)	(274)	4,841

October 1 - December 31
Direct
Dollars	$13,923,946	$2,580,551	$1,494,002	$2,674,349	$(6,721,551)	$(4,339,324)	$9,611,973

# Members	64	39	49	1,157	(37)	(26)	27

# Units	1,392	258	149	267	(672)	(434)	961

Broker/Dealer
Dollars	$31,442,851	$6,023,718	$1,489,463	$1,572,092	$(5,196,929)	$(236,586)	$35,094,608

# Members	299	68	15	1,185	(43)	(3)	256

# Units	3,144	602	149	157	(520)	(24)	3,509

Fourth Quarter Totals
Dollars	$45,366,797	$8,604,269	$2,983,465	$4,246,440	$(11,918,480)	$(4,575,910)	$44,706,581

# Members	363	107	64		(80)	(29)	283

# Units	4,537	860	298	425	(1,192)	(458)	4,471

2006 Totals
Dollars	$126,210,044	$25,320,016	$24,570,625	$12,307,364	$(14,910,918)	$(11,726,270)	$161,770,861

# Members	996	240	312	—	(109)	(92)	887

# Units	12,621	2,532	2,457	1,231	(1,491)	(1,173)	16,177

2007
January 1 - March 31
Direct
Dollars	$13,229,695	$890,000	$7,309,244	$2,835,646	$(2,165,936)	$(5,317,236)	$16,781,413

# Members	87	8	96	1,261	(16)	(28)	71

# Units	1,323	89	731	284	(217)	(532)	1,678

Broker/Dealer
Dollars	$50,166,899	$791,413	$9,289,407	$2,096,971	$(246,503)	$(1,575,195)	$60,522,994

# Members	338	12	109	1,620	(4)	(13)	334

# Units	5,017	79	929	210	(25)	(158)	6,052

First Quarter Totals
Dollars	$63,396,594	$1,681,413	$16,598,651	$4,932,617	$(2,412,438)	$(6,892,431)	$77,304,406

# Members	425	20	205		(20)	(41)	405

# Units	6,340	168	1,660	493	(241)	(689)	7,730

2007 YTD Totals
Dollars	$63,396,594	$1,681,413	$16,598,651	$4,932,617	$(2,412,438)	$(6,892,431)	$77,304,406

# Members	425	20	205	—	(20)	(41)	405

# Units	6,340	168	1,660	493	(241)	(689)	7,730

Inception To Date
Dollars	$258,876,943	$41,630,967	$55,892,558	$22,472,980	$(21,756,283)	$(21,058,474)	$336,058,691

# Members	1,937	452	720	—	(156)	(195)	1,781

# Units	25,888	4,163	5,589	2,247	(2,176)	(2,106)	33,606